
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 20, 2022

MJ Hybrid Solutions, Inc.




SUMMARY

MJ Hybrid Solutions, Inc. (the "Company," "we," "us", or "our") is a Delaware Corporation, formed on March 10, 2017. The Company was formerly known as MJ Hybrid Solutions, LLC.

The Company is located at 4132 E Calle Redonda Unit 60 Phoenix, AZ 85018.

The Company's website is https://mjhybridsolutions.com/.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. We have filed this report as of April 30, 2022, and the report may be found on the company's website at www.mjhybridsolutions.com/invest

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on March 10, 2017. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of Melissa Jane Stapley.

Melissa Jane Stapley the Founder and CEO, January 2017 - Present of the Company. The Company has or intends to enter into employment agreements with Melissa Jane Stapley although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Melissa Jane Stapley or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company may need to raise additional funds.

In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a investor to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis could prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity.

Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will agree that our activities do not involve those enumerated in the Cole Memo. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations. Furthermore, if we were to continue the cultivation and production of cannabis following any such change in the federal government's enforcement position, we could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would material negative impact on our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical-use and adult-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking

services to cannabis-related businesses. Consequently, those businesses involved in the regulated cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Assets leased to cannabis businesses may be forfeited to the federal government.

Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, we may lose all of our assets.

We rely heavily on our intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services, we rely on a combination of copyright laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on a third party platform to host our content.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations. As we scale, we will need to build our own platform and will need to make technical hires to our team to accomplish this.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company has engaged in Related Party Transactions.

Specifically, Melissa Stapley (President, CEO) was issued 6,050,00 Founder shares. Additionally, she has personally contributed funds for the startup costs of the Company.

An investor in the Company, CSD16, LLC ("Purchaser"), has certain redemption rights.
At any time for so long as Purchaser holds and shares, Purchaser may, by delivery of a written notice to the Company, request that the Company enter into a good faith discussion with Purchaser related to the possible redemption of all Shares then held by Purchaser for a price that is the greater of (a) fair market value of the Shares on a fully diluted as converted basis as determined by an independent third party valuation expert as mutually selected by the Parties or (b) $250,000. If exercised, this action would leave the Company with less cash, and could materially impact Crowd Note holders, as the Purchaser's right would take preference over Crowd Note holders. Crowd Note holders will not have this same right.

Melissa Stapley, the CEO of MJ Hybrid Solutions Inc., currently does not have a Founder Shares agreement in place.
Founder Share agreements typically provide protections to the Company in the event of the Founder's departure, specifically addressing equity ownership and vesting, capital contributions or calls, valuation and equity splits, among other subjects. As a result, if Melissa were to leave MJ Hybrid Solutions, Inc., the Company could be negatively impacted, creating legal expenses (in the event that the Company sought to renegotiate the repurchase of that equity), or potentially limiting its future fundraising options.

BUSINESS

Description of the Business
We are an online sales training and cannabis education platform for cannabis retail professionals.

Business Plan
MJ Hybrid Solutions is an online sales training and cannabis education platform that exists to legitimize the cannabis industry through proper dispensary staff education and training. The cannabis industry is changing. There are now millions of new consumers, coming into dispensaries that have very little knowledge looking for a product that is best for them. The problem is less than 30% of budtenders have received any type of formal training. This leads to increased liability, lack of legitimacy, decreased customer loyalty which ultimately decreases sales. A properly trained staff is needed to compete in tomorrow's cannabis market. Our solution is a two-fold approach. In order to effectively meet the consumers needs the employee needs to be trained on: 1. Cannabis education and science 2. How to effectively communicate to meet each individual's needs which will ultimately help them sell more. And our training is all done online through an interactive learning management system.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online Sales Training and Cannabis Education Platform	Our product includes an online series of sales training and cannabis education courses which are done in a micro-learning format. Each module includes role plays, examples, and quizzes. We provide real-time reporting for employers to track their staff's progress and provide the learner with a cannabis sales training certification	Nationwide dispensaries and cannabis organizations/ businesses

	upon completion of the initial training. We provide ongoing training and add new sales and cannabis education content monthly to ensure we stay up to date with the latest cannabis science.	

We have no new products in development.

Our current primary target customers are retail dispensaries and product companies. We target dispensary owners and managers who roll out our system to their employees. Our initial acquisition strategy is largely based on tapping into our professional and advisors' networks. Moving forward, we will focus on building strategic partnerships with compliance training organizations with large dispensary and other cannabis business networks. Beginning in 2018, we will also build a regional sales strategy with sales managers focusing on specific territories.

Competition

MJ Hybrid Solutions faces competition from other companies in the cannabis employee training space. Existing companies that engage in the cannabis employee training business or are within the corporate training space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact MJ Hybrid Solutions' growth. Principal competitive factors important to the Company are that the training is tailored to the cannabis market, is continuous, and focused on customer service. Most cannabis training companies offer in-person, one-off training for individuals interested in working in the cannabis industry and do not focus on continuous learning. We offer an enterprise solution which addresses the specific training needs of employers and provide ongoing learning for employees. Our continuous training, easily distributed over our online platform, allows our users to stay apprised of new cannabis research and trends. Furthermore, our strong emphasis on customer service, which results in a bottom line impact for dispensaries, differentiates us from our competitors which will generally have only one module dedicated to this.

Customer Base

The Company's customers are primarily nationwide dispensaries and cannabis organizations/businesses. We have over 10000 active users across 400 dispensaries to date.

Intellectual Property

The Company is dependent on the following intellectual property: Not applicable

Litigation

None

Other

The Company's principal address is 4132 E Calle Redonda Unit 60 Phoenix, AZ 85018

The Company has the following additional addresses: Not applicable.

The Company conducts business in Arizona.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Melissa Jane Stapley

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO, January 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- MJ Hybrid Solutions, Founder & CEO, January 2017 – Present - Leader and decision maker; oversees operations, product, and content development; guides courses of action in operations by staff; advises the board; supports operations; manages overall roles and decisions for the Company.
- CannaVest, Account Executive, January 2015 – March 2017- Inside sales professional that managed over 150 accounts, educated the market on cannabis, and promoted CBD products including cold calling, attending events and trade shows, and business development.
- Pure Ratios, Sales Manager, May 2011 – December 2014 - Managed all sales and operations. Managed multiple accounts, oversaw daily production and operating needs, attended trade shows, educated consumers and dispensaries on products

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Melissa Jane Stapley

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO, January 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- MJ Hybrid Solutions, Founder & CEO, January 2017 – Present - Leader and decision maker; oversees operations, product, and content development; guides courses of action in operations by staff; advises the board; supports operations; manages overall roles and decisions for the Company.
- CannaVest, Account Executive, January 2015 – March 2017- Inside sales professional that managed over 150 accounts, educated the market on cannabis, and promoted CBD products including cold calling, attending events and trade shows, and business development.

- Pure Ratios, Sales Manager, May 2011 – December 2014 - Managed all sales and operations. Managed multiple accounts, oversaw daily production and operating needs, attended trade shows, educated consumers and dispensaries on products

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Equity
Amount Issued	6,050,000 shares
Voting Rights	The rights, preferences, privileges and restrictions of the Shares are as stated in the Charter
Anti-Dilution Rights	Not Applicable
Percentage ownership of the Company by the holders of such Securities	82%
Other Material Terms	None

Type of security	Common Equity
Amount Issued	100,000 shares
Voting Rights	The rights, preferences, privileges and restrictions of the Shares are as stated in the Charter
Anti-Dilution Rights	Not Applicable

Percentage ownership of the Company by the holders of such Securities	1%
Other Material Terms	Shares are issued pursuant to Advisor's grant, which includes a two-year vesting schedule.

Type of security	Common Equity
Amount outstanding	950,000
Voting Rights	The rights, preferences, privileges and restrictions of the Shares are as stated in the Charter
Anti-Dilution Rights	The Company hereby agrees to issue additional shares of Common Stock (for no additional consideration) to maintain Purchaser's ownership interest at 9.5% of the total capital stock until immediately prior to the sale and issuance of the Company's capital stock in a future bona fide equity financing that results in an aggregate proceeds paid to the Company by investors of more than $250,000. Upon request, the Company shall promptly issue an additional stock certificate or certificates representing such additional shares.
Percentage ownership of the Company by the holders of such Securities	9.5%

Type of security	Common Equity
Amount Issued	500,000 shares
Voting Rights	The rights, preferences, privileges and restrictions of the Shares are as stated in the Charter
Anti-Dilution Rights	Not Applicable
Percentage ownership of the Company by the holders of such Securities	5%

Type of security	Common Equity
Amount Issued	250,000 shares

Voting Rights	The rights, preferences, privileges and restrictions of the Shares are as stated in the Charter
Anti-Dilution Rights	Not Applicable
Percentage ownership of the Company by the holders of such Securities	2.5%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Canopy SD
Amount outstanding	$55,000
Interest rate and payment schedule	8%, 24-month maturity
Maturity date	June 26, 2019
Other material terms	30% Discount

Crowd Notes:

In February 2018 the Company issued $103,600 in Crowd Notes under Regulation CF and 506(c) of Regulation D. The proceeds from the offering were used for future wages, content and platform development, and marketing and general expenses. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary (and any other services as described in its engagement agreement with the Company), an amount of $5,155 in Crowd Notes.

The Crowd Notes will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2,500,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 8%, compounded quarterly.

The securities into which the Crowd Notes will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Ownership

A majority of the Company is owned by a few individuals and entities. In particular, Melissa Stapley currently owns 82% of the Company, and Canopy SD owns 9.5% of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Melissa Stapley	82%

FINANCIAL INFORMATION

Please see the financial information listed Exhibit B of this Form C-AR. The financial statements have not been reviewed by a CPA or audited.

Operations

MJ Hybrid Solutions, Inc. was formed on December 28, 2016 and has had limited operations since its inception. The Company is headquartered in San Diego, California and has not realized revenues from its planned operations during the periods ending and December 31, 2018.

MJ Hybrid Solutions, Inc. is an online cannabis sales training platform designed for retailers to provide ongoing staff training and development. The Company's online access provides trainings using interactive online learning modules with videos, quizzes, role plays and final exams. Managers have the ability to monitor the progress of each employee within the platform and includes a step-by-step guide with timeline to implement trainings. Certificates are issued to employees after successful completion of the training and an official plaque will be provided to the retailer to display for customers to acknowledge employees are trained and certified

Liquidity and Capital Resources

The Company has incurred losses from inception of approximately $96,421 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its application portfolio subscriptions and advertising services. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results.

The Company had $3,000 in cash on hand as of March 31, 2022. The Company's monthly burn rate is currently $3500.

The Company does not currently have additional sources of capital.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Previous Offerings of Securities
- In June 2017, the Company issued $40,000 in convertible notes to Canopy SD under 506(b) of Regulation D. The proceeds from the issuance were used for general working capital.
- In August 2017, the Company entered into an agreement with IRIS RX DBA MEDICANN for the drafting of monthly educational content consisting of 1-2 scripts of approximately 1,500 words each and to consult with and advise the Company upon discretion of the Company. The company anticipates granting 100,000 shares of the Company's common stock representing 1% of the capital stock in the Company, subject to a two-year vesting period to begin one year after the effective date.
- In February 2018 the Company issued $103,600 in Crowd Notes under Regulation CF and 506(c) of Regulation D. The proceeds from the offering were used for future wages, content and platform development, and marketing and general expenses. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary (and any other services as described in its engagement agreement with the Company), an amount of $5,155 in Crowd Notes.
- In June 2018, the company issued $15,000 in convertible notes to Canopy SD under 506(b) of regulation D. The proceeds from the issuance were used for general working capital.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
Melissa Stapley (President, CEO) was issued 6,050,00 Founder shares. Additionally, she has personally contributed funds for the startup costs of the Company.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not applicable.

OTHER INFORMATION

Regulation CF Compliance

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Melissa Jane Stapley
(Signature)

Melissa Jane Stapley
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Melissa Jane Stapley
(Signature)

Melissa Jane Stapley
(Name)

CEO
(Title)

4/20/2022
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.